

Mail Stop 3561

October 2, 2015

Michael Holt
Chief Executive Officer
Penny Auction Solutions, Inc.
330 A Street, Suite 156
San Diego, California 32101

   Re: Penny Auction Solutions, Inc.
     Registration Statement on Form 10
     Filed September 4, 2015
     File No. 000-55004

Dear Mr. Holt:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. Please note we may continue to comment on your registration statement after the effective date.

2. Please revise your filing to disclose that you are a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule

144 and the potential reduced liquidity or illiquidity of your securities or provide us with your analysis as to why you believe you are not a shell company. In this regard, we note that you have no or nominal operations and assets consisting only of cash and nominal assets.

3. We note references throughout your filing to third-party sources for statistical, qualitative and comparative statements contained in your registration statement. For example, you refer to ALEXA on page 3 and Job Market Paper on page 4. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your registration statement. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

Item 1. Business, page 3

4. We note your disclosure on page 3 listing the "broad group of users that [you] expect will participate in [y]our penny auctions." If third-party sources were used to determine the potential customers listed on page 2, please provide copies of these sources and reference them in your disclosure. In this regard, we note your disclosure on page 9 that "[b]ased on this research [you] have identified and profile the big spenders by group, income, education level, online habits, and family status."

5. We note your reference to gambling enthusiasts, as support for your statement that consumers are "flocking to penny auctions" and that "purchases made on mobile devices topped $40 billion in 2014 and [are] estimated to exceed $50 billion in 2015." It is unclear how the article to which you reference in footnote 2 supports these statements. Please clarify or remove such statements.

Auction Items and Inventory, page 7

6. We note your disclosure in this section, as well as throughout your filing, that you will rely on the "past auction experience of the websites [you] have purchased." In this regard, we note that you have only disclosed the acquisition of one website, Nailbidder.com, in 2012. Please revise your disclosure to ensure consistency throughout your filing.

7. We note your disclosure in the fourth paragraph of this section that "[you] plan to purchase the auction items from leading retailers after the auction for an item has closed." Please disclose the risks and costs associated with possible refunds if the item is no longer available for purchase from the retailer after the auction has closed. In this regard, we note your disclosure at the end of the fourth paragraph of this section that the "drop-ship" method "controls risks and costs associated with inventory, shipping, returns and customer services," however, refunds are not discussed. Please also reconcile these statements, with your disclosure in the first paragraph on page 3 that "[you] do not expect

to be dependent on any specific supplier as orders for product[s] will be made prior to an auction."

Item 1A. Risk Factors, page 11

8. Please delete the fourth and fifth sentences in the first paragraph of this section. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

We may not be able to successfully compete against companies…, page 14

9. Please address the risks, if any, associated with also competing with traditional brick-and-mortar stores that sell similar products to the ones on your site.

Management's Discussion and Analysis of Financial Condition

Plan of Operations, page 20

10. Please revise to provide a more specific description of your plan of operations through the point of generating revenue. We note your disclosure beginning on page 4. In your discussion of each of the goals you intend to accomplish in the next 12 months, include information regarding the priority of each goal and each material event or step required in pursuing each goal. Further, please disclose the estimated costs associated with initiating and completing each proposed step in accomplishing your goals so that an investor can get a clearer understanding of how and when you expect to start generating revenue. In this regard, we note your disclosure on page 5 that development of Nailbidder.com and the Enterprise Penny Auction Model would cost $150,000 and $750,000, respectively. However, you have not discussed the cost of the other components of your growth plan.

Liquidity and Capital Resources, page 23

11. Please disclose here and in the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern. Also, please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital and discuss this estimate in this section and your risk factor section.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28

12. Please disclose the natural person(s) or public company that has the ultimate investment or voting control over the shares held by J. Johnson Stock Consulting, LLC and Stock News Info, LLC. For guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Involvement in Certain Legal Proceedings, page 30

13. Please provide the required disclosure for the past ten years, rather than five. Please refer to Item 401(f) of Regulation S-K.

Board of Directors, page 30

14. We note your disclosure in this section regarding your independent director "as defined under the standards set forth in Section 121A of the American Stock Exchange Company Guide." However, your disclosure in the last paragraph on page 15 indicates that the independent director is considered "as defined under the Financial Industry Regulatory Authority, Inc. listing standards and Nasdaq Marketplace Rules." Please revise to ensure consistency throughout your filing.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 35

15. We note your disclosure on pages 35 and 36 that on February 20, 2015 and September 25, 2013 you issued shares of common stock to directors. Please disclose the dollar value of the related-party transactions and the names of the related person. Refer to Items 404(a)(1) and (a)(3) of Regulation S-K.

Notes to Condensed Consolidated Financial Statements

Note 8 – Put Rights Financing and Equity Line of Credit, pages 54

16. We note 4,900,000 shares were issued to Kodiak Capital in 2010 of which 1,978,944 were voluntarily cancelled by Kodiak Capital on July 21, 2015. As such, it appears Kodiak Capital still holds 2,921,056 shares of your common stock. If our understanding is correct, please tell us your consideration of including Kodiak Capital in your disclosure within Item 4. Security Ownership of Certain Beneficial Owners and Management.

17. Please disclose how you accounted for the original $500,000 commitment fee to Kodiak Capital and the authoritative literature you applied for the initial issuance of shares on August 30, 2010 and December 28, 2010. Further please explain to us your accounting for the modification of the put rights financing and equity line of credit agreement including the cancellation of shares by Kodiak Capital and your recognition of the $400,000 gain. Please include in your response the specific accounting literature you

relied upon in recognizing these transactions. This comment also applies to Note 8 appearing on page 69.

Note 9 – Changes in Stockholders' Equity (Deficit), pages 55

18. We note a significant number of shares of common stock were cancelled and returned to treasury. Please tell us your consideration of ASC 718-20-35 and the amounts, if any, recognized in conjunction with the various cancellations. This comment also applies to Note 9 appearing on page 70 and Note 10 appearing on page 71.

Signatures

19. Bob van Leyen is listed as Chief Financial Officer on page 29. However, Michael Holt has signed the registration statement on page 74 in his capacity as Chief Financial Officer. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products